Exhibit 21.1
Subsidiaries

Name	Jurisdiction of Organization
Klaviyo Ltd	UK
Klaviyo Australia Pty Ltd	Australia
Napkin Technologies, Inc.	Delaware
Klaviyo Ireland Limited	Ireland
Klaviyo Singapore Pte. Ltd.	Singapore
Klaviyo France SAS	France
Klaviyo Germany GmbH	Germany
Klaviyo Canada Inc.	Canada
Gatsby Tech, Inc.	Delaware